UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 04, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release Dealings in Securities by Executive Director and Company Secretary

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
3 March 2015
NEWS RELEASE
DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED
In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director and the Company Secretary have dealt in ordinary shares of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66. The transactions were pursuant to a Co-Investment Plan (CIP) for the Company’s executives.
In terms of the CIP, executives are allowed to apply up to 50% of their after tax cash bonus to purchase AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.
The Executive Director and the Company Secretary opted to participate in the CIP in 2013 and 2014 respectively. This being the second anniversary of the date on which the Executive Director purchased the shares in 2013, and the first anniversary of the date on which the Company Secretary purchased the shares in 2014, the Company has purchased and allocated matching shares to the Executive Directors and the Company Secretary as detailed below:
1. Srinivasan Venkatakrishnan – Chief Executive Officer (Executive Director)
Name of officer S Venkatakrishnan
Name of company AngloGold Ashanti Limited
Date of transaction 3 March 2015
Nature of transaction
On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the second tranche
Class of security Ordinary shares
Number of shares purchased 2,572
Average price per share R133.89
Lowest price per share R133.81
Highest price per share R134.00
Value of transaction (including fees) R346,993.88
Extent of interest Direct, Beneficial
Prior clearance to deal Obtained

2. Maria Sanz Perez – Company Secretary
Name of officer ME Sanz Perez
Name of company AngloGold Ashanti Limited
Date of transaction 26 February 2015
Nature of transaction
On-market purchase of shares by the Company, being
the allocation of the matched portion in respect of the
first tranche
Class of security Ordinary shares
Number of shares purchased 4,140
Average price per share R130.48
Lowest price per share R130.48
Highest price per share R130.48
Value of transaction (including fees) R544,251.57
Extent of interest Direct, beneficial
Prior clearance to deal Obtained
Related taxes have been paid by the executives by selling a portion of the shares allocated to the executive by the Company as detailed below:
SHARES SOLD TO SETTLE TAX COSTS
1. Srinivasan
Venkatakrishnan
– Chief Executive Officer (Executive Director)
2. Maria Sanz Perez – Company Secretary
ENDS
03 March 2015
Johannesburg
Name of officer S Venkatakrishnan
Name of company AngloGold Ashanti Limited
Date of transaction 02 March 2015
Nature of transaction
On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security Ordinary shares
Number of shares sold 1,070
Selling price per share R132.0000
Value of transaction R141,240.00
Extent of interest Direct, beneficial
Prior clearance to deal Obtained
Name of officer ME Sanz Perez
Name of company AngloGold Ashanti Limited
Date of transaction 26 February 2015
Nature of transaction
On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security Ordinary shares
Number of shares sold 1,675
Selling price per share R130.2292
Value of transaction R218,133.91
Extent of interest Direct, beneficial
Prior clearance to deal Obtained

JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd
Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-insustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of projectmilestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited Incorporated in the Republic of South Africa Reg No: 1944/017354/06 ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 04, 2014
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance